Exhibit 99.1
CRESCENT BIOPHARMA, INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Crescent Biopharma, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Crescent Biopharma, Inc. (the “Company”) as of December 31, 2024, and the related statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit and of cash flows for the period from September 19, 2024 (inception) to December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from September 19, 2024 (inception) to December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
External Research and Development Costs
As described in Note 2 to the financial statements, research and development costs are expensed as incurred. Research and development costs include salaries and bonuses, stock-based compensation, employee benefits, and external costs of vendors and consultants engaged to conduct research and development activities. The Company’s research and development expense for the period from September 19, 2024 (inception) to December 31, 2024 was $14.0 million, a majority of which relates to external research and development costs.

The principal consideration for our determination that performing procedures relating to external research and development costs is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s external research and development costs.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing external research and development costs on a sample basis by obtaining and agreeing the contractual terms of the agreement, amounts incurred to date, and estimates of work performed to date to the (i) underlying agreements with vendors engaged to conduct research and development; (ii) purchase orders; (iii) invoices received; (iv) underlying payments made for expenses incurred on the contracts; and (v) external confirmations or communications obtained by management from vendors.
/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 18, 2025, except for the effects of the reverse merger exchange ratio discussed in Note 1 to the financial statements, as to which the date is December 12, 2025
We have served as the Company’s auditor since 2024.

CRESCENT BIOPHARMA, INC.
BALANCE SHEET
(In thousands, except share and per share amounts)

December 31, 2024
Assets
Current assets:
Cash	$34,766
Prepaid expenses and other current assets	38
Total current assets	34,804
Other assets	813
Total assets	$35,617
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$107
Accrued expenses and other current liabilities(1)	2,225
Related party accounts payable and other current liabilities	7,221
Warrant liability, related party	61
Total current liabilities	9,614
Long term liabilities
Notes payable, noncurrent(2)	37,482
Total liabilities	47,096
Commitments and contingencies (Note 10)
Convertible preferred stock:
Series Seed convertible preferred stock, $0.0001 par value; 20,000,000 shares authorized as of December 31, 2024; 20,000,000 shares issued and outstanding as of December 31, 2024; liquidation preference of $4,000 as of December 31, 2024	4,000
Stockholders’ deficit:
Common stock, $0.001 par value; 40,000,000 shares authorized, 1,018,604 shares issued and outstanding as of December 31, 2024, respectively	1
Additional paid-in capital	2,387
Accumulated deficit	(17,867)
Total stockholders’ deficit	(15,479)
Total liabilities, convertible preferred stock and stockholders’ deficit	$35,617
_____________________
(1)Includes related party amount of $341 as of December 31, 2024 (see Note 12).
(2)Includes related party amount of $14,993 as of December 31, 2024 (see Note 4).
The accompanying notes are an integral part of these financial statements.

CRESCENT BIOPHARMA, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

Period from September 19, 2024 (Inception) to December 31, 2024
Operating expenses
Research and development(1)	$14,034
General and administrative(2)	3,157
Total operating expenses	17,191
Loss from operations	(17,191)
Other income/(expense):
Interest income	176
Interest expense(3)	(852)
Total other expense, net	(676)
Net loss and comprehensive loss	$(17,867)
Net loss per share attributable to common stockholders, basic and diluted	$(23.28)
Weighted-average common shares outstanding, basic and diluted	767,580
_____________________
(1)Includes related party amount of $13,185 for the period from September 19, 2024 (inception) to December 31, 2024 (see Note 12).
(2)Includes related party amount of $571 for the period from September 19, 2024 (inception) to December 31, 2024 (see Note 12).
(3)Includes related party amount of $341 for the period from September 19, 2024 (inception) to December 31, 2024 (see Note 4).
The accompanying notes are an integral part of these financial statements.

CRESCENT BIOPHARMA, INC.
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balances as of September 19, 2024 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock(1)	—	—	1,018,604	1	1,314	—	1,315
Issuance of Series Seed convertible preferred stock	20,000,000	4,000	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	1,073	—	1,073
Net loss	—	—	—	—	—	(17,867)	(17,867)
Balances as of December 31, 2024	20,000,000	$4,000	1,018,604	$1	$2,387	$(17,867)	$(15,479)
_____________________
(1)Includes issuance of 296,104 restricted stock awards (see Note 7)
The accompanying notes are an integral part of these financial statements.

CRESCENT BIOPHARMA, INC.
STATEMENT OF CASH FLOWS
(In thousands)

Period from September 19, 2024 (Inception) to December 31, 2024
Cash flows from operating activities:
Net loss	$(17,867)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	1,134
Non-cash interest expense	2
Non-cash research and development expense related to Paragon option agreement	1,000
Changes in operating assets and liabilities:
Accounts payable	107
Accrued expenses and other current liabilities(1)	2,172
Related party accounts payable and other current liabilities	7,221
Prepaid expenses and other current assets	(38)
Net cash used in operating activities	(6,269)
Cash flows from financing activities:
Proceeds from issuance of common stock	315
Proceeds from issuance of Series Seed convertible preferred stock, net	4,000
Proceeds from the issuance of notes payable, net of issuance costs(2)	37,480
Payment of deferred offering costs	(760)
Net cash provided by financing activities	41,035
Net increase in cash	34,766
Cash at beginning of period	—
Cash at end of period	$34,766
Supplemental disclosure of non-cash financing activities:
Deferred offering costs in accrued expenses and other current liabilities	$53
_____________________
(1)Includes related party amount of $341 for the period from September 19, 2024 (inception) to December 31, 2024.
(2)Includes related party amount of $14,993 for the period from September 19, 2024 (inception) to December 31, 2024.
The accompanying notes are an integral part of these financial statements.

CRESCENT BIOPHARMA, INC.
NOTES TO FINANCIAL STATEMENTS
1.   Nature of the Business and Basis of Presentation
Background and Basis of Presentation
Crescent Biopharma, Inc. (“Crescent” or the “Company”) was established and incorporated under the laws of the state of Delaware on September 19, 2024. Crescent was founded to research and develop cancer therapy candidates licensed from Paragon Therapeutics, Inc. (“Paragon”), an antibody discovery engine founded by Fairmount Funds Management LLC (“Fairmount”). The Company currently operates as a virtual company, and thus, does not maintain a corporate headquarters or other significant facilities. Crescent was formed to develop therapies for the treatment of solid tumors.
The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, the ability to complete preclinical and clinical trials, the ability to obtain regulatory approval for product candidates, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, product liability, uncertainty of market acceptance of products and the ability to raise additional capital to fund operations.
The Company’s potential product candidates will require approval from the U.S. Federal Food and Drug Administration or comparable foreign authorities prior to the commencement of commercial sales. There can be no assurance that the Company’s potential product candidates will receive all the required approvals. In addition, there can be no assurance that the Company’s potential product candidates, if approved, will be accepted in the marketplace, that any future product candidates can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such product candidates will be successfully marketed, if at all.
GlycoMimetics, Inc., a Delaware corporation (“GlycoMimetics”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) on October 28, 2024, which agreement was subsequently amended on February 14, 2025, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Gemini Merger Sub Corp., a Delaware corporation, will merge with and into Crescent, with Crescent continuing as a wholly owned subsidiary of GlycoMimetics and the surviving corporation of the merger (the “First Merger”), and Crescent will merge with and into Gemini Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), with Second Merger Sub being the surviving entity of the merger (the “Second Merger” and, together with the First Merger, the “Merger”). In connection with the Merger, Second Merger Sub will change its corporate name to “Crescent Biopharma Operating Company, LLC” and GlycoMimetics will change its name to “Crescent Biopharma, Inc.” GlycoMimetics following the Merger is referred to herein as the “combined company.” The combined company will be led by Crescent’s management team and will focus on developing cancer therapies for the treatment of solid tumors.
At the effective time of the First Merger (the “First Effective Time”), (i) each then-outstanding share of Crescent common stock (including shares of Crescent common stock issued in the Crescent Pre-Closing Financing described below) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of GlycoMimetics common stock equal to the exchange ratio set forth in the Merger Agreement and (ii) each then-outstanding share of Crescent preferred stock will be converted into the right to receive a number of shares of GlycoMimetics Series A Preferred Stock equal to the exchange ratio divided by 1,000, in accordance with the terms of the Merger Agreement, (iii) each then-outstanding option to purchase Crescent common stock will be assumed by GlycoMimetics, subject to adjustment as set forth in the Merger Agreement, (iv) each then-outstanding warrant to purchase shares of Crescent common stock will be converted into a warrant to purchase shares of GlycoMimetics common stock, subject to adjustment as set forth in the Merger Agreement and the form of warrant, (v) each in-the-money option to acquire shares of GlycoMimetics common stock that is issued and outstanding (whether vested or unvested) will be cancelled and converted into the right to receive immediately prior to the First Effective Time a number of shares of GlycoMimetics common stock equal to the number of shares underlying such option; and (vi) each GlycoMimetics restricted stock unit will be cancelled and converted into the right to receive a number of shares of GlycoMimetics common stock equal to the number of unsettled shares of GlycoMimetics common stock underlying such GlycoMimetics restricted stock unit.

In connection with the Merger, on February 14, 2025, Crescent and GlycoMimetics entered into an amended and restated subscription agreement (the “Subscription Agreement”) with certain investors, including certain investors of the Company, pursuant to which the Company agreed to issue and sell to such investors in a financing transaction (the “Crescent Pre-Closing Financing”) shares of the Company’s common stock and pre-funded warrants to purchase shares of the Company’s common stock at an estimated purchase price of $1.9110 per share of common stock and $1.9109 per pre-funded warrant, for gross proceeds of approximately $200.0 million (which includes $37.5 million of gross proceeds previously received by Crescent from the issuance of its convertible notes (the “Convertible Notes”) and accrued interest on such notes), which will precede the closing of the Merger. Shares of the Company’s common stock and pre-funded warrants to purchase shares of the Company’s common stock issued pursuant to the Crescent Pre-Closing Financing will be converted into shares of GlycoMimetics common stock and pre-funded warrants to purchase share of GlycoMimetics common stock in accordance with the exchange ratio at the effective time of the close of the transaction.
The financial statement and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Reverse Merger Exchange Ratio
On June 13, 2025, (the “Closing Date”), the Company consummated the previously announced transaction pursuant to the Merger Agreement. The exchange ratio was calculated as 0.1445 shares of GlycoMimetics common stock for each share of Crescent common stock (and 0.0001445 shares of Series A Preferred Stock for each share of Crescent Series Seed Convertible Preferred Stock) on the Closing Date, which gives effect to a 1-for-100 reverse stock split of shares of GlycoMimetics common stock immediately prior to the Merger. The number of authorized shares were not adjusted as a result of the exchange ratio. The par value per share was adjusted to $0.001 as a result of the Merger. The shares of Company common stock underlying outstanding stock options, restricted stock awards, and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. All references to common stock, options to purchase common stock, common stock share data, per share data, and related information contained in the consolidated financial statements have been retrospectively adjusted to reflect the effect of the exchange ratio for all periods presented, unless otherwise specifically indicated or the context otherwise requires.
Going Concern
The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within twelve months of the date that the financial statements are issued. As of December 31, 2024, the Company had $34.8 million in cash.
The Company will devote substantially all of its resources to advancing the development of its programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales. If the Company obtains regulatory approval for any of its potential product candidates and starts to generate revenue, it expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing, and distribution.
As a result, the Company will need substantial additional funding to support its operating activities as it advances its potential product candidates through development, seeks regulatory approval and prepares for and, if any of its potential product candidates are approved, proceeds to commercialization. Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operating activities through a combination of equity offerings and debt financings. Adequate funding may not be available to the Company on acceptable terms, or at all.
If the Company is unable to obtain additional funding, the Company will assess its capital resources and may be required to delay, reduce the scope of or eliminate some or all of its planned operations, which may have a material adverse effect on the Company’s business, financial condition, results of operations and ability to operate as a going concern. The financial statements do not include any adjustments that may result if the Company is not able to continue as a going concern.
The Company has not generated any revenue from product sales or other sources and has incurred significant operating losses and negative cash flows from operations since inception. The Company has incurred a net loss of $17.9 million during the period from September 19, 2024 (inception) to December 31, 2024. As of December 31, 2024, the Company had an accumulated deficit of $17.9 million.
In October 2024, the Company received $37.5 million in gross proceeds from a Convertible Note Agreement with several investors, of which Fairmount, through an affiliate fund, holds a convertible note with an initial principal amount of $15.0 million, which qualifies as a related party transaction (see Note 12).
In connection with the Merger, Crescent and GlycoMimetics entered into the Subscription Agreement, as discussed elsewhere in Note 1 of these financial statements. Shares of Crescent common stock and pre-funded warrants to purchase shares of Crescent common stock issued pursuant to the Subscription Agreement will be converted into shares of GlycoMimetics common stock and pre-funded warrants to purchase shares of GlycoMimetics common stock at Closing pursuant to the Merger Agreement. However, the completion of the transactions is subject to the satisfaction of customary closing conditions, and there are no assurances that such conditions will be achieved nor that such financing or other strategic transactions will be available on acceptable terms, or at all.
Based on its expectations of continuing operating losses and negative cash flows from operations for the foreseeable future, as of February 18, 2025, the date the Company’s financial statements are available to be issued, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the date the financial statements are available to be issued.
The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
2.   Summary of Significant Accounting Policies
Use of Estimates
The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected within these financial statements include but are not limited to research and development expenses and any applicable prepaid or accrued costs and the valuation of stock-based compensation awards and related expenses. The Company bases its estimates on known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts, and experience. Actual results may differ materially from those estimates or assumptions.
Segment Information
The Company operates and manages its business as a single segment for the purposes of assessing performance and making operating decisions. The Company’s chief executive officer, who is the chief operating decision maker (the “CODM”), reviews the Company’s financial information for purposes of evaluating financial performance and allocating resources (see Note 13).
Concentrations of Credit Risk
Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash. The Company maintains its cash balances at an accredited financial institution in amounts that, at times, may exceed federally insured limits. However, the Company has not experienced any losses on its deposits of cash.
The Company is dependent on third-party organizations to research, develop, manufacture, and process its potential product candidates for its development programs. The Company expects to continue to be dependent on a small number of manufacturers to supply it with its requirements for all products. The Company’s research and development programs could be adversely affected by a significant interruption in the supply of the necessary materials. A significant amount of the Company’s research and development activities are performed under its agreements with Paragon (see Note 9).

Deferred Offering Costs
The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After the consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the statement of operations and comprehensive loss. As of December 31, 2024, deferred offering costs of $0.8 million were recorded as Other assets in the balance sheet.
Fair Value Measurements
Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•Level 1 — Quoted prices in active markets that are identical assets or liabilities.
•Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
•Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.
The carrying values of the Company’s prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to their relatively short maturity periods. The Company accounts for its Convertible Notes at amortized cost, which approximates fair value utilizing Level 2 inputs.
Classification of Convertible Preferred Stock
The Company has classified the Series Seed convertible preferred stock (the “Convertible Preferred Stock”) outside of stockholders’ deficit on the Company’s balance sheet because the holders of such stock have certain liquidation rights in the event of a deemed liquidation event that, in certain situations, is not solely within the control of the Company and would require the redemption of the then-outstanding Convertible Preferred Stock.
The Convertible Preferred Stock is not redeemable, except in the event of deemed liquidation (see Note 5). Because the occurrence of a deemed liquidation event is not currently probable, the carrying values of the Convertible Preferred Stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the Convertible Preferred Stock would be made only when a deemed liquidation event becomes probable.
Convertible Notes Payable
The Company accounted for the Convertible Note (as defined in Note 4) at amortized cost. The Company considered if optional conversion features are required to be bifurcated and separately accounted for as a derivative. Costs related to the issuance of the Convertible Note were recorded as a debt discount, amortized over the term of the Convertible Note (see Note 4) and were accounted for as interest expense in other income (expense), net within the statements of operations and comprehensive loss using the effective interest method.
Research and Development Contract Costs Accruals
The Company records the costs associated with research studies and manufacturing development as incurred. These costs are a significant component of the Company’s research and development expenses, with a substantial portion of the Company’s ongoing research and development activities conducted to date by vendors, including the Company’s related party Paragon (see Note 9), and contract manufacturing organizations (“CMOs”), and in future periods may involve contract research organizations (“CROs”).
The Company accrues for expenses resulting from obligations under its discovery and option agreements (the “Option Agreements”) by and among the Company, Paragon and Parascent Holding LLC (“Parascent”), and agreements with CROs, CMOs, and other vendors for which payment flows may not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with Paragon, CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts, invoices received, and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to Paragon, a CRO, CMO, or other outside service provider, the payments will be recorded as a prepaid asset which will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations. As of December 31, 2024, the Company has not experienced any material deviations between accrued and actual research and development expenses.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development costs include salaries and bonuses, stock-based compensation, employee benefits, and external costs of vendors and consultants engaged to conduct research and development activities, which include amounts reimbursed to Paragon under the Paragon Option Agreements (as defined in Note 9).
Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses on the accompanying balance sheet. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered, or the services rendered. If nonrefundable advance payments represent a one-time cost for obtaining goods or services, with anticipated benefits to be utilized within a year of period end, the payment is expensed immediately.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and bonuses, stock-based compensation, employee benefits, finance and administration costs, and professional fees.
Commitments and Contingencies
The Company may be subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the balance sheet. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of December 31, 2024, no liabilities were recorded for loss contingencies (see Note 10).
Stock-Based Compensation
The Company classifies stock-based compensation expense in its statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
The Company grants stock options and restricted stock awards that are subject to service-based vesting conditions. Compensation expense for awards to employees and directors with service-based vesting conditions is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service- based vesting conditions is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. The Company has issued stock options and restricted common stock awards (“RSAs”) with service-based vesting conditions only.

The Company measures all stock-based awards granted to employees, directors, and non-employees in the form of stock options to purchase shares of its common stock, based on the fair value of the awards on the date of grant using the Black-Scholes option-pricing model. The Company measures RSAs using the difference, if any, between the purchase price per share of the award and the fair value of the Company’s common stock at the date of grant.
The Company’s common stock valuations were prepared using a hybrid method, including an option pricing method (“OPM”). The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.
The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of incentive shares and stock-based compensation expense could have been materially different.
Net Loss per Share Attributable to Common Stockholders
The Company applies the two-class method when computing net loss per share attributable to the Company’s common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings.
The two-class method requires loss available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the undistributed earnings as if all loss for the period had been distributed. The Company considers its Convertible Preferred Stock to be participating securities as, in the event a dividend is paid on common stock, the holders of Convertible Preferred Stock would be entitled to receive dividends on a basis consistent with the Company’s common stockholders. There is no allocation required under the two-class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses of the Company.
Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to the Company’s common stockholders by the weighted average number of common shares outstanding for the period, excluding potentially dilutive common shares. Diluted net loss per share attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss by the weighted average number of common shares outstanding for the period, including potentially dilutive securities.
For purposes of this calculation, the Company’s outstanding Convertible Preferred Stock, Convertible Notes, stock options to purchase common stock and unvested RSAs are considered potentially dilutive common shares.
The Company generated a net loss for the period presented. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
Income Taxes
The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.
The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.
The Company had accrued no amounts for interest or penalties related to uncertain tax positions as of December 31, 2024. The Company did not have any uncertain tax positions as of December 31, 2024.
Recently Adopted Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280) (“ASU 2023-07”), which enhances the segment disclosure requirements for public entities on an annual and interim basis. Under this proposal, public entities will be required to disclose significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss. Additionally, current annual disclosures about a reportable segment’s profit or loss and assets will be required on an interim basis. Entities will also be required to disclose information about the CODM’s title and position at the Company along with an explanation of how the CODM uses the reported measures of segment profit or loss in their assessment of segment performance and deciding how to allocate resources. Finally, ASU 2023-07 requires all segment disclosures for public entities that have only a single reportable segment. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted and applied the new disclosure requirements in these financial statements (see Note 13).
Recently Issued Accounting Pronouncement Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU expands disclosures in an entity’s income tax rate reconciliation table and disclosures regarding taxes paid both in the U.S. and foreign jurisdictions. This update is effective beginning with the Company’s 2025 fiscal year annual reporting period. The Company is currently evaluating the impact of this standard on its financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amendments in ASU 2024-03 require public entities to disclose specified information about certain costs and expenses. ASU 2024-03 is effective for the Company’s annual reporting period beginning after December 15, 2026 and interim reporting periods beginning after December 27, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements.
3.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

December 31, 2024
Accrued interest(1)	$852
Accrued research and development	713
Accrued professional and consulting	645

Accrued employee compensation and benefits	15
$2,225
_____________________
(1)Includes related party amount of $341 as of December 31, 2024
4.   Convertible Notes Payable
In October 2024, the Company entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with a series of investors, pursuant to which the Company issued Convertible Notes with an initial principal amount of $37.5 million (of which $15.0 million is from a related party). The principal amount and all accrued interest of the Convertible Notes will automatically convert into the Company’s common stock or preferred stock in connection with the closing of a Next Equity Financing or other events (e.g., a sale of substantially all Company assets, a merger, etc.). The Convertible Notes accrue interest at a rate of 12.0% per annum, compounded annually. All unpaid interest and principal are scheduled to mature on December 31, 2026 (the “Maturity Date”). Prepayment is not permitted without the prior written consent of the majority of the holders of the Convertible Notes. The principal payment along with the accrued interest on each Convertible Note is due in full on the Maturity Date. Pursuant to the Note Purchase Agreement, the Company has the right to sell and issue additional Convertible Notes up to an aggregate principal amount equal to $37.5 million, in addition to the $37.5 million of initial principal amount of the Convertible Note for a total aggregate principal amount of up to $75.0 million. As of December 31, 2024, the Company had outstanding borrowings of $37.5 million under its Convertible Notes.
Pursuant to the Subscription Agreement, the holders of the Convertible Notes have agreed to contribute such notes as consideration in exchange for shares of Crescent common stock and pre-funded warrants to purchase shares of Crescent common stock in the Crescent Pre-Closing Financing.
The Company assessed all terms and features of the Convertible Note in order to identify any potential embedded features that would require bifurcation. As part of this analysis, the Company assessed the economic characteristics and risks of the embedded features. The Company determined that the share settled redemption feature was clearly and closely related to the debt host and did not require separate accounting. The Company determined that the conversion options of the Convertible Note, including the conversion features related to a defaulting purchaser and highest interest rate, were not clearly and closely associated with a debt host. However, these features did not meet the definition of a derivative under ASC 815, Derivatives and Hedging, and as a result, did not require separate accounting as a derivative liability.
The Company paid debt issuance costs of less than $0.1 million in relation to the Convertible Note. The debt issuance costs are reflected as a reduction of the carrying value of Convertible Note on the Company’s balance sheet and are being amortized as interest expense over the term of the Convertible Note using the effective interest method. As of December 31, 2024, the Company recognized interest expense related to the Convertible Note of $0.9 million, which includes non-cash interest expense related to the amortization of debt issuance costs of less than $0.1 million. As of December 31, 2024, the weighted average effective interest rate of the Convertible Note was approximately 12.0%.
5.   Convertible Preferred Stock
On September 19, 2024, the Company issued 20,000,000 shares of the Series Seed Convertible Preferred Stock to a related party, Fairmount Healthcare Fund II L.P., an affiliate fund of Fairmount, at a purchase price of $0.20 per share for gross proceeds of $4.0 million.
Upon the issuance of the Convertible Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities as described below and determined that such features did not require the Company to separately account for these features as embedded derivatives.
As of December 31, 2024, Convertible Preferred Stock consisted of the following (in thousands, except share amounts):

December 31, 2024
Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion

Series Seed Preferred Stock	20,000,000	20,000,000	$4,000	$4,000	20,000,000
	20,000,000	20,000,000	$4,000	$4,000	20,000,000
The holders of the Convertible Preferred Stock have the following rights and preferences:
Voting
The holders of Convertible Preferred Stock are entitled to vote, together with the holders of the Company’s common stock, on all matters submitted to stockholders for a vote. Each holder of outstanding shares of Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. A majority vote of the holders of Convertible Preferred Stock is required to liquidate or dissolve the Company, amend the certificate of incorporation or bylaws in a manner that adversely affects the rights of the Convertible Preferred Stock, reclassify common stock or establish another class of capital stock (unless the same ranks junior to the Convertible Preferred Stock with respect to its rights), create shares that would rank senior to or authorize additional shares of Convertible Preferred Stock, declare a dividend or make a distribution.
In addition, the holders of shares of Convertible Preferred Stock are entitled to elect one director of the Company. The holders of shares of common stock and any other class or series of voting stock (including Convertible Preferred Stock), exclusively and voting together as a single class, are entitled to elect the balance of the total number of directors of the Company.
Conversion
Each share of Convertible Preferred Stock is convertible into common shares at the option of the holder, at any time, and without the payment of additional consideration by the holder. Additionally, in the event of a Mandatory Conversion, such as the Merger, each share of Convertible Preferred Stock will be automatically converted into shares of newly created non-voting preferred stock at the applicable conversion ratio then in effect upon (i) the closing of a firm-commitment underwritten public offering of the Company’s common stock at a price of at least $1.00 per share resulting in at least $50.0 million of gross proceeds to the Company, net of the underwriting discount and commissions, and (ii) the vote or written consent of the holders of a majority of the outstanding shares of preferred stock, voting as a single class. The rights, privileges, duties and obligations relating to the non-voting preferred stock are to be determined at the time of a Mandatory Conversion.
The conversion ratio of Convertible Preferred Stock is determined by dividing the original issue price by the conversion price in effect at the time of conversion. The original issue price is $0.20 per share for Convertible Preferred Stock (in each case subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated). The conversion price is $0.20 per share for Series Seed Convertible Preferred Stock. As of December 31, 2024, each outstanding share of Convertible Preferred Stock was convertible into common stock on a ratio of 1-for-0.1445 basis.
Dividends
The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Convertible Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Convertible Preferred Stock in an amount at least equal to (i) in the case of a dividend being distributed to common stock or any class or series that is convertible into common stock, the equivalent dividend on an as-converted basis or (ii) in the case of a dividend on any class or series that is not convertible into common stock, a dividend equal to a dividend rate on Convertible Preferred Stock calculated based on the respective original issue price of Series Seed Convertible Preferred Stock. Dividends are non-cumulative. For the period September 19, 2024 (inception) through December 31, 2024, no cash dividends had been declared or paid by the Company.
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of Convertible Preferred Stock then outstanding are entitled to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock. The holders of Convertible Preferred Stock are entitled to an amount equal to the greater of (i) the applicable original issue price per share of the Convertible Preferred Stock, plus any declared but unpaid dividends thereon, or (ii) the amount per share that would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation event, the assets or funds of the Company available for distribution to stockholders are insufficient to pay the full amount to which they are entitled, then the holders of shares of Convertible Preferred Stock in preference to any distributions to common stock will share ratably in any distribution of the assets or funds available for distribution in proportion to the respective amounts which would otherwise be payable if it were paid in full.
Unless the holders of a majority in voting power of the then outstanding shares of Convertible Preferred Stock elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets.
Redemption
The Convertible Preferred Stock does not have redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event.
6.   Common Stock
As of December 31, 2024, the Company has the authority to issue a total of 40,000,000 shares of common stock at a par value of $0.001 per share (see Note 1 for discussion of adjustment to par value). As of December 31, 2024, 722,500 shares of common stock were issued and outstanding and 296,104 shares of common stock in connection with RSAs were issued and outstanding. Each share of common stock entitles the holder to one vote, together with the holders of Convertible Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors (the “Board of Directors”), subject to the preferential dividend rights of the holders of Convertible Preferred Stock.
As of December 31, 2024, there are 3,972,893 shares of common stock reserved for issuance for the potential conversion of shares of Convertible Preferred Stock into common stock and the exercise of outstanding stock options for common stock.
7.   Stock-Based Compensation
2024 Equity Incentive Plan
On September 19, 2024, the Board of Directors approved the 2024 Equity Incentive Plan (the “2024 Plan”), under which the Company may grant stock options, restricted stock awards, restricted stock units, or other stock-based awards to employees, officers, directors, consultants, and advisors. The 2024 Plan is administered by the Board of Directors, or, at the discretion of the Board of Directors, by a committee of the Board of Directors. The exercise prices, vesting and other restrictions are determined at the discretion of the Board of Directors, or its committee, if so delegated. Stock options granted under the 2024 Plan generally vest over four years, subject to the participant’s continued service, and expire after ten years. Upon adoption, the 2024 Plan authorized 296,104 shares of common stock reserved for issuance under the plan. On December 11, 2024, the 2024 Plan was amended to increase the number of shares of common stock reserved for issuance by 957,023 shares. On December 27, 2024, the 2024 Plan was amended to increase the number of shares of common stock reserved for issuance by 105,706 shares. As of December 31, 2024, the total number of shares of common stock reserved for issuance under the 2024 Plan was 1,358,833, with 39,480 shares of common stock available for future grants. On December 11, 2024, the Board of Directors approved an award of stock options to an affiliate of a consultant outside of the 2024 Plan.
Stock Option Valuation
The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option- pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For stock options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” stock options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.
The following table summarizes the weighted-average assumptions used in calculating the fair value of the awards for the period September 19, 2024 (inception) to December 31, 2024:

Period from September 19, 2024 (Inception) to December 31, 2024
Expected term (in years)	5.8
Expected volatility	96.7%
Risk-free interest rate	4.2%
Dividend yield	0.0%
Stock Options
The following table summarizes the stock option activity for the period from September 19, 2024 (inception) to December 31, 2024:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding balance as of September 19, 2024 (inception)	—	$—	—	$—
Granted	1,082,893	6.16
Exercised	—	—
Forfeited	—
Outstanding balance as of December 31, 2024	1,082,893	$6.16	9.9	$—
Vested and expected to vest, December 31, 2024	1,082,893	$6.16	9.9	$—
Exercisable as of December 31, 2024	190,978	$6.16	9.9	$—
The weighted average grant-date fair value of stock options granted for the period September 19, 2024 (inception) to December 31, 2024 was $4.86. For the period from September 19, 2024 (inception) to December 31, 2024, there was no intrinsic value related to outstanding options. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had an exercise price lower than the fair value of the Company’s common stock.
Restricted Stock Awards
In September 2024 and October 2024, the Company issued a total of 296,104 RSAs to certain directors and consultants at a price of $1.38 per share, the fair value of the common stock. Of the 296,104 RSAs issued, 19,740 RSAs were issued to a consultant in exchange for regulatory and strategic services provided to the Company and 197,404 RSAs were issued to a consultant in exchange for executive services, and such issuances were determined to be related party transactions (see Note 12). The Company’s RSAs have service-based vesting conditions only and vest over a four-year period or vest upon grant, during which time all unvested shares are subject to forfeiture by the Company in the event the holder’s service with the Company voluntarily or involuntarily terminates.

The following table summarizes the RSA activity for the period from September 19, 2024 (inception) to December 31, 2024:

	Number of RSAs	Weighted Average Grant Date Fair Value
Unvested balance as of September 19, 2024 (inception)	—	$—
Granted	296,104	1.38
Vested	(49,351)	1.38
Forfeited	—	—
Unvested balance as of December 31, 2024	246,753	$1.38
Parascent Warrant Obligation
Under the terms of the Paragon Option Agreements, Parascent will be entitled to grants of warrants to purchase in the aggregate a number of shares equal to 1.00% of the then outstanding shares of the Company’s stock, on a fully diluted basis, on December 31, 2025 and December 31, 2026, at the fair market value determined by the Board of Directors (the “Parascent Warrant Obligation”). Parascent is an entity formed by Paragon as a vehicle to hold equity in the Company in order to share profits with certain employees of Paragon. The grant dates for the issuance of warrants are expected to be December 31, 2025 and December 31, 2026 as all terms of the award, including number of shares and exercise price, will be known by all parties. Parascent’s warrant has a service inception period for the grant preceding the grant date, with the full award being vested as of the grant date with no post-grant date service requirement. As of December 31, 2024, the estimated fair value of warrants to be granted on December 31, 2025 was $0.3 million. For the period from September 19, 2024 (inception) to December 31, 2024, $0.1 million was recognized as stock-based compensation expense related to the Parascent Warrant Obligation. The warrants expected to be granted to Parascent are liability-classified and after the initial recognition, the liability is adjusted to fair value using the Black-Scholes option-pricing model at the end of each reporting period, with changes in fair value recorded in the statement of operations and comprehensive loss.
The following table summarizes the assumptions used in calculating the fair value of the awards for the period September 19, 2024 (inception) to December 31, 2024:

Period from September 19, 2024 (Inception) to December 31, 2024
Expected term (years)	10.0
Expected volatility	96.3%
Risk-free interest rate	4.6%
Dividend yield	—
Stock-Based Compensation Expense
The following table summarizes the classification of the Company’s stock-based compensation expense in the statement of operations and comprehensive loss (in thousands):

Period from September 19, 2024 (Inception) to December 31, 2024
General and administrative	$1,073
Research and development	61
$1,134

As of December 31, 2024, total unrecognized compensation cost related to the unvested stock options was $4.3 million, which is expected to be recognized over a weighted average period of approximately 3.9 years. As of December 31, 2024, total unrecognized compensation cost related to the unvested RSAs was $0.3 million, which is expected to be recognized over a weighted average period of 3.1 years. As of December 31, 2024, the unrecognized compensation cost related to the Parascent Warrant Obligation was $0.2 million, which is expected to be recognized over a weighted average period of 1.0 year.
The following table summarizes the award types of the Company’s stock-based compensation expense in the statement of operations and comprehensive loss (in thousands):

Period from September 19, 2024 (Inception) to December 31, 2024
Stock options	$983
RSA	90
Parascent warrant obligation	61
$1,134
8.   Income Taxes
A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

Period from September 19, 2024 (Inception) to December 31, 2024
U.S. federal statutory tax rate	21.0%
State income tax, net of federal benefit	1.7
Permanent differences	(1.0)
Tax credits	0.4
Change in valuation allowance	(22.1)
Effective tax rate	0.0%
Net deferred tax assets consisted of the following (in thousands):

Period from September 19, 2024 (Inception) to December 31, 2024
Deferred tax assets:
Net operating loss carryforwards	$444
Tax credit carryforwards	73
Accrued liabilities and reserves	4
Capitalized research and development costs	1,724
Intangible assets	1,466
Stock-based compensation	229
Total deferred tax assets	3,940
Valuation allowance	(3,940)
Deferred tax assets, net of valuation allowance	$—

The Company had a federal net operating loss carryforwards of $2.0 million for the period from September 19, 2024 (inception) to December 31, 2024. The Company had state net operating loss carryforwards of less than $0.5 million for the period from September 19, 2024 (inception) to December 31, 2024. The federal net operating loss carryforwards may be carried forward indefinitely. The state net operating loss carryforwards begin to expire in 2044.
Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2024, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current year. The Company determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2024.
For the period from September 19, 2024 (inception) to December 31, 2024, the valuation allowance increased primarily due to the increases in net operating loss carryforwards and research and development tax credit carryforwards. The changes in the valuation allowance were as follows (in thousands):

Period from September 19, 2024 (Inception) to December 31, 2024
Valuation allowance as of September 19, 2024 (inception)	$—
Increases recorded to income tax provision	3,940
Valuation allowance as of December 31, 2024	$3,940
The Tax Cuts and Jobs Act of 2017 resulted in significant changes to the treatment of research and development expenditures under Section 174. For tax years beginning after the year ended December 31, 2021, taxpayers are required to capitalize and amortize all research and development expenditures that are paid or incurred in connection with its trade or business. Specifically, costs for U.S. based research and development activities must be amortized over five years using a midyear convention. For the period from September 19, 2024 (inception) to December 31, 2024, the Company capitalized $14.0 million of research and development expenses.
The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a loss corporation as defined in Section 382. Future changes in the Company’s capital ownership, which may be outside of the Company’s control, may trigger an ownership change. In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an ownership change. If an ownership change has occurred or does occur in the future, utilization of the net operating loss carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability for the Company.
The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which the Company operates or does business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.
The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. For the period from September 19, 2024 (inception) to December 31, 2024, the Company has not recorded any uncertain tax positions in the Company’s financial statements.
The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying statement of operations. For the period from September 19, 2024 (inception) to December 31, 2024, no accrued interest or penalties are included on the related tax liability line in the balance sheet.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from inception.
9.   Paragon Option Agreements
In September 2024, Crescent entered into the Antibody Paragon Option Agreement with Paragon and Parascent for CR-001, with the selected targets PD-1 and VEGF. In October 2024, Crescent entered into the ADC Paragon Option Agreement with Paragon and Parascent for CR-002, with an undisclosed target (collectively the “Paragon Option Agreements”). Parascent is an entity formed by Paragon as a vehicle to hold equity in Crescent in order to share profits with certain employees of Paragon and will not perform any substantive role under the Paragon Option Agreements other than to receive such warrants. Under the Paragon Option Agreements, Crescent has the exclusive option (an “Option”), on a Research Program-by-Research Program basis, to enter into a separate agreement with Paragon consistent with a set of pre-negotiated terms (a “License Agreement”). If the Company exercises its Options and finalizes the related license agreements, it will be required to make non-refundable milestone payments to Paragon of up to $22.0 million for CR-001 and up to $46.0 million for CR-002 upon the achievement of certain clinical development and regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each developed product. From time to time, the Company can choose to add additional targets by mutual agreement with Paragon.
Under the terms of the Paragon Option Agreements, Paragon agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates, in the case of the Antibody Paragon Option Agreement, and one or more antibody drug conjugates, in the case of the ADC Paragon Option Agreement, directed to certain mutually agreed therapeutic targets of interest to Crescent (each, a “Research Program”). The Paragon Option Agreements require Crescent, Paragon, and Parascent to develop a research plan for each target that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a “Research Plan”), which activities primarily include performing preclinical studies. Paragon will perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two employees from Crescent and two employees from Paragon, with Crescent and Paragon each having one vote with respect to decisions of the committee. When Paragon and Parascent have produced an antibody or ADC, as applicable, against a selected target, and upon the completion of each Research Program, Paragon and Parascent will deliver to Crescent a data package that includes sequence information for all then-existing antibodies or ADCs, as applicable, and information directed to such target.
Unless terminated earlier, the Paragon Option Agreements shall continue in force on a Research Program- by-Research Program basis until the later of: (i) the end of the option period for such Research Program, as applicable, if such Option is not exercised by the Company; (ii) if the Company exercises its Option with respect to a Research Program, but the parties are unable to finalize and execute a License Agreement within 30 days, the expiration of such 30-day period (subject to any mutually agreed extension of such period); and (iii) the expiration of the applicable Research Term (as defined under the Paragon Option Agreements).The Company may terminate the Paragon Option Agreements or any Research Program at any time for any or no reason upon 30 days’ prior written notice to Paragon, provided that the Company must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated Research Program. Paragon may terminate the Paragon Option Agreements or a Research Program immediately upon written notice to the Company if, as a result of any action or failure to act by the Company or its affiliates, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued or otherwise delayed for a certain consecutive number of months. Each party has the right to terminate the Paragon Option Agreements or any Research Program upon (i) 30 days’ prior written notice of the other party’s material breach that remains uncured for the 30-day period and (ii) the other party’s bankruptcy.
Under the Antibody Paragon Option Agreement, Crescent was required to reimburse Paragon $1.5 million for upfront research and development costs related to CR-001 and other general and administrative costs incurred by Paragon prior to September 19, 2024. Contemporaneously, Crescent also issued an aggregate of 722,500 shares of Crescent common stock to Paragon for an aggregate non-cash upfront consideration of Paragon’s entry into the Antibody Paragon Option Agreement, valued at $1.38 per share for a total of $1.0 million. Paragon subsequently contributed 361,250 of such shares to Parascent. Of these upfront development costs related to CR-001 incurred by Paragon prior to September 19, 2024, a total of $1.5 million was recognized as research and development expense and less than $0.1 million was recognized as general and administrative expense during the period from September 19, 2024 (inception) to December 31, 2024. Crescent paid $1.5 million to Paragon in November 2024. The non-cash upfront consideration was recorded as research and development expense in Crescent’s statement of operations and comprehensive loss during the period from September 19, 2024 (inception) to December 31, 2024 as related IP license fees associated with entering into the Option Agreement.

Crescent is also required to pay Paragon for certain development fees and costs on a Research Program-by-Research Program basis. Under the Antibody Paragon Option Agreement, Crescent is also responsible for certain additional development costs incurred by Paragon, which from September 19, 2024 (inception) to December 31, 2024, totaled $4.7 million, and of which $4.6 million was recognized as research and development expense and $0.1 million was recognized as general and administrative expense in Crescent’s statements of operations and comprehensive loss for the period from September 19, 2024 (inception) to December 31, 2024. An amount of $6.2 million is included in related party accounts payable and other current liabilities within Crescent’s balance sheet as of December 31, 2024. Under the Antibody Paragon Option Agreement, Crescent is obligated to pay Paragon $1.3 million following finalization of the research plan for CR-001, which was paid in December 2024. Crescent also paid a $1.5 million milestone payment to Paragon in January 2025 in connection with the selection of a development candidate for CR-001.
Through December 31, 2024, Crescent incurred a total of $10.5 million of research and development expenses for CR-001, of which $5.2 million and $4.7 million was paid to Paragon in 2024 and 2025, respectively. The remaining $0.6 million of research and development expenses was directly incurred by Crescent and accrued on Crescent’s balance sheet as of December 31, 2024. The remaining $0.6 million of research and development expense remains accrued as of the date of this filing.
Under the ADC Paragon Option Agreement, the Company is required to reimburse Paragon $0.8 million for development costs related to CR-002 incurred by Paragon through December 31, 2024, which $0.8 million was recognized as research and development expense and less than $0.1 million was recognized in general and administrative expense in the Company’s statement of operations and comprehensive loss during the period from September 19, 2024 (inception) to December 31, 2024. An amount of $0.8 million is included in related party accounts payable and other current liabilities as of December 31, 2024 for development costs related to CR-002. In addition, the Company is obligated to pay Paragon $2.5 million following the finalization of the research plan, which was paid in December 2024, and which was recognized as research and development expense in the Company’s statement of operations and comprehensive loss during the period September 19, 2024 (inception) to December 31, 2024, as well as for subsequent development costs related to CR-002. No pre-development costs were incurred for CR-002 for periods prior to September 19, 2024 (inception).
Through December 31, 2024, Crescent incurred a total of $3.3 million of development expenses for CR-002, which was paid to Paragon in January 2025.
Any License Agreement entered into with respect to a given Research Program shall contain the same milestone payment obligations as the Paragon Option Agreements, provided that any milestone set in the Paragon Option Agreements that has not yet been achieved and is duplicated in such License Agreement shall no longer be achievable and payable under the terms of the Paragon Option Agreements and shall only be achievable under the terms of the License Agreement. For the avoidance of doubt, if a milestone is achieved and paid by Crescent pursuant to the Paragon Option Agreements for a certain Research Program, then there shall be no milestone payment due for the achievement of such milestone under a subsequently executed License Agreement for such Research Program. Further, under a License Agreement, Crescent would also be required to make royalty payments to Paragon in the low single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country- by-country basis upon the later of the expiration of the last-to-expire valid claim within the relevant patent rights or the twelfth anniversary of the first commercial sale of such product in such country.
Additionally, as part of the Paragon Option Agreements, on each of December 31, 2025 and December 31, 2026, Crescent will grant Parascent warrants to purchase an aggregate number of shares equal to 1.00% of Crescent’s outstanding capital stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of Crescent common stock on each respective grant date. The warrants are liability-classified and after the initial recognition, the liability is adjusted to fair value at the end of each reporting period, with changes in fair value recorded in the statement of operations and comprehensive loss (see Note 7).
The Company expenses the fees incurred under the Paragon Option Agreements as the associated costs are incurred when the underlying services are rendered. Such amounts are classified within research and development expenses and general and administrative expenses in the accompanying statement of operations and comprehensive loss.
The Company concluded that the rights obtained under the Paragon Option Agreements represent an asset acquisition whereby the underlying assets comprise in-process research and development assets with no alternative future use. The Paragon Option Agreements did not qualify as a business combination because substantially all of the fair value of the assets acquired was concentrated in the exclusive license options, which represent a group of similar identifiable assets. The research initiation fees represent a one-time cost on a research program-by research program basis for accessing research services or resources with benefits that are expected to be consumed in the near term, therefore the amounts paid are expensed as part of research and development costs immediately. Amounts paid as reimbursements of on-going development cost, monthly development cost fee and additional development expenses incurred by Paragon due to work completed for selected targets prior to the effective date of the Paragon Option Agreements that associated with services being rendered under the related Research Programs is recognized as research and development expense when incurred.
For the period from September 19, 2024 (inception) to December 31, 2024, the Company recognized $13.2 million of research and development expenses in connection with services provided by Paragon under the Paragon Option Agreements.
10.   Commitments and Contingencies
401(k) Plan
The Company maintains a defined-contribution plan under Section 401(k) of the Internal Revenue Code of 1986 (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the 401(k) Plan may be made at the discretion of management. For the period from September 19, 2024 (inception) to December 31, 2024, the Company has not recorded any expense related to 401(k) Plan match contributions.
Indemnification Agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with each of its directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2024.
Legal Proceedings
From time to time, the Company may become involved in legal proceedings or other litigation relating to claims arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and estimated exposure amount. Legal fees and other costs associated with such proceedings are expensed as incurred. As of December 31, 2024, the Company was not a party to any material legal proceedings or claims.
11.   Net Loss per Share
Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

Period from September 19, 2024 (Inception) to December 31, 2024
Numerator:
Net loss	$(17,867)
Denominator:
Weighted-average common shares outstanding, basic and diluted	767,580
Net loss attributable to common stockholders, basic and diluted	$(23.28)

For the computation of basic net loss per share attributable to common stockholders, the amount of weighted-average common shares outstanding excludes all shares of unvested restricted common stock as such shares are not considered outstanding for accounting purposes until vested.
The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded potential common shares from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have had an anti-dilutive effect:

Period from September 19, 2024 (Inception) to December 31, 2024
Convertible preferred stock (as converted to common stock)	2,890,000
Unvested restricted stock awards	246,753
Stock options to purchase common stock	1,082,893
4,219,646
12.   Related Party Transactions
Fairmount, Paragon, and Parascent have been identified as related parties of Crescent and have engaged in material transactions with the Company. At December 31, 2024, Fairmount, Paragon, and Parascent owned approximately 74%, 9%, and 9%, respectively, of the outstanding shares of stock of Crescent, assuming the conversion of preferred stock into common stock. Fairmount currently has two representatives appointed to Crescent’s Board of Directors. Fairmount appointed Paragon’s board of directors and has the contractual right to approve the appointment of any executive officers of Paragon. Parascent is an entity formed by Paragon as a vehicle to hold equity in Crescent in order to share profits with certain employees of Paragon and will not perform any substantive role under the Paragon Option Agreements other than to receive warrants granted to Parascent under the Paragon Option Agreements.
In September 2024, the Company issued and sold an aggregate of 20,000,000 shares of Series Seed Preferred Stock to Fairmount, at a purchase price of $0.20 per share, for gross proceeds of $4.0 million (see Note 5). In October 2024, Fairmount entered into the Note Purchase Agreement with the Company and holds a Convertible Note with an initial principal amount of $15.0 million (see Note 4).
On October 11, 2024, the Board of Directors issued 19,740 RSAs to a consultant in exchange for regulatory and strategic services provided to the Company. The consultant is an employee of Fairmount. On October 11, 2024, the Board of Directors issued the Company’s Chief Executive Officer 197,404 RSAs and options to purchase 763,913 shares of Crescent common stock, and the CEO paid $0.2 million for 148,053 of such RSAs. The Chief Executive Officer is also a Fairmount employee.
In connection with services provided by Paragon and Parascent under the Paragon Option Agreements, the Company recognized $13.2 million of expenses as research and development expense and recognized $0.1 million of expenses as general and administrative expense in the Company’s statement of operations and comprehensive loss for the period from September 19, 2024 (inception) to December 31, 2024. As of December 31, 2024, the Company had $7.2 million in related party accounts payable pertaining to services provided by Paragon and Parascent under the Paragon Option Agreements and reimbursements of recruiting and start-up fees included in other current liabilities on the balance sheet. In addition, under the terms of the Paragon Option Agreements, Parascent will be entitled to grants of warrants to purchase an aggregate number of shares equal to 1.00% of outstanding shares of the Company’s common stock, on a fully diluted basis, as of the date of the grants (see Note 7). If the Company exercises its options under the Paragon Option Agreements, it will be required to make non-refundable milestone payments to Paragon of up to $12.0 million for CR-001 and $26.0 million for CR-002 upon the achievement of certain clinical development milestones, up to $10.0 million for CR-001 and $20.0 million for CR-002 upon the achievement of certain regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each product developed.

The following is a summary of related party accounts payable and other current liabilities (in thousands):

December 31, 2024
Paragon reimbursable Option Agreement fees	$6,901
Paragon reimbursable recruiting and start-up fees	320
$7,221
13.   Segment Reporting
The Company has one reportable segment relating to the research and development of its research programs, CR-001 and CR-002. The Company’s CODM, its Chief Executive Officer, manages the Company’s operations on a company wide basis for the allocation of resources and the assessment of performance. The Company’s measure of segment profit or loss used to assess performance and allocate resources is consolidated net loss and comprehensive loss. Although the Company’s financial reporting package that is reviewed and approved by the CODM disaggregates significant expenses such as program-level external research and development costs, personnel costs, including stock-based compensation expense, and professional and consulting fees, all decisions made by the CODM are based upon reviewing operating metrics and performance indications at the Company-wide consolidated level. The CODM uses consolidated net loss to evaluate loss generated from the Company’s business activities in deciding how to allocate company resources and monitoring budget versus actual results. Assets are also managed on a Company-wide consolidated basis.
The table below is a summary of the segment loss, including significant segment expenses (in thousands):

Period from September 19, 2024 (Inception) to December 31, 2024
CR-001 external research and development costs	$10,510
CR-002 external research and development costs	3,251
General and administrative personnel costs (including stock-based compensation expense)	1,153
Research and development personnel costs (including stock-based compensation expense)	61
Professional and consulting fees	1,981
Other segment items(1)	911
Net loss and comprehensive loss	$17,867
_____________________
(1)Other expense including interest expense and miscellaneous other expense offset by interest income
14.   Subsequent Events
The Company has evaluated events and transactions occurring subsequent to December 31, 2024 through February 18, 2025, the date at which the financial statements are available to be issued.